Exhibit 8.1
Significant Subsidiaries
The following table sets forth our significant subsidiaries as of December 31, 2022:

Name of Company	Jurisdiction of Establishment	Percentage Owned
CIBSA:	Mexico	100.0%
Coca-Cola FEMSA	Mexico	47.2%
Emprex(1):	Mexico	100.0%
FEMSA Comercio	Mexico	100.0%
CB Equity	United Kingdom	100.0%
(1)    Grupo Industrial Emprex, S. de R.L. de C.V.